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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6 K

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               EDAP TMS S.A. Files

                   Press release on Management Succession Plan

                                December 19, 2006

                                  EDAP TMS S.A.
                      Parc Activite La Poudrette Lamartine
                               4/6 Rue du Dauphine
                          69120 Vaulx-en-Velin - France

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

This report on Form 6-K with respect to the Management Succession Plan, is hereby incorporated by reference in the registration statement of EDAP TMS S.A. on Form F-3, file number 333-136811.

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             EDAP ANNOUNCES CEO SUCCESSION PLAN, BOARD APPOINTMENT;
                      MARC OCZACHOWSKI TO ASSUME CEO ROLE;
       HUGUES DE BANTEL TO JOIN BOARD WITH FOCUS ON FRENCH AND US PROGRAMS

    LYON, France, Dec. 19 /PRNewswire-FirstCall/ -- EDAP TMS S.A. (Nasdaq:
EDAP), the global leader in High Intensity Focused Ultrasound (HIFU) treatment of prostate cancer, announces the appointment of Chief Operating Officer Marc Oczachowski to the post of Chief Executive Officer. Hugues de Bantel will leave his post as CEO to pursue personal interests but will join the company's Board of Directors to assist with strategic programs. The CEO transition and Board appointment will take effect on March 31, 2007, allowing for a smooth transition.

    EDAP Chairman Philippe Chauveau stated, "We are pleased to announce a direct and smooth succession program for EDAP's senior management team. As Chief Operating Officer, Marc Oczachowski oversaw a significant gain in cost controls and most recently directed the launch of our successful and growing marketing efforts bringing Ablatherm-HIFU to the forefront of prostate cancer care in Europe. He is also the chief driver of our industry leading RPP program. I will be pleased to welcome Hugues de Bantel to the Board of Directors for EDAP TMS where he will continue to serve shareholders. This elevation to the Board will reflect his success as CEO as well as provide for expertise in key programs such as entering the US market and securing French reimbursement."

    Oczachowski joined EDAP in 1997 as Area Sales Manager, based in Lyon, France. From March 2001 to January 2004, he successfully developed EDAP's position in Asia as General Manager for Southeast Asia. He was appointed COO in November 2004. Previously he worked for Sodem Systems, a worldwide leader in orthopedics devices, and is a graduate of Institut Commercial de Lyon, France.

    Oczachowski stated, "I am ready to step into the Chief Executive role to drive our strategic plan to expand the HIFU business in key European countries where growth is expected and already occurring. I am pleased Hugues is committed to supporting the Company at the Board level on strategic issues. Also, with Eric Soyer joining the top management team, we will successfully execute the strategy while increasing EDAP's visibility for investors and shareholders."

    "I have enjoyed leading EDAP as its CEO very much for these past years," said de Bantel. "I am pleased to be offered a seat at the Board as it provides me the opportunity to share my experience in the business. I am fully in line with the Board's strategy to focus on expanding the HIFU business in key European growing countries, while strongly addressing strategic items such as US market entry and reimbursement."

    The CEO and Board succession complements the recently announced appointment of Eric Soyer to Chief Financial Officer to address EDAP's multinational growth programs. The company is also adding sales positions in key countries experiencing rapid growth in Ablatherm-HIFU interest as recently announced.

    Eric Soyer commented, "I am very excited about the potential of EDAP and the opportunity to assist Marc in developing EDAP's business and visibility. EDAP is today well capitalized to invest in the growth programs necessary to make HIFU a new standard in prostate cancer care based on proven outcomes. I look forward to liaising regularly with our shareholders and investors as we report our progress as the leading provider of HIFU for prostate cancer."

    About EDAP TMS S.A.

    EDAP TMS S.A. develops and markets Ablatherm, the most advanced and clinically proven choice for High Intensity Focused Ultrasound (HIFU) treatment of localized prostate cancer. HIFU treatment is shown to be a minimally invasive and effective treatment option with a low occurrence of side effects. Ablatherm-HIFU is generally recommended for patients with localized prostate cancer (stages T1-T2) who are not candidates for surgery or who prefer an alternative option, or for patients who failed radiotherapy treatment. The company is also developing this technology for the potential treatment of certain other types of tumors. EDAP TMS S.A. also produces and commercializes medical equipment for treatment of urinary tract stones using Extra-corporeal Shockwave Lithotripsy (ESWL).

    For more information on the Company, contact Halliburton Investor Relations at (972) 458-8000, the Corporate Investor Relations Dept at
+33 (0)4 78 26 40 46 or see the Company's Web sites at http://www.edap-tms.com and http://www.hifu-planet.com .

    In addition to historical information, this press release contains forward-looking statements that involve risks and uncertainties. These include statements regarding the Company's growth and expansion plans. Such statements are based on management's current expectations and are subject to a number of uncertainties and risks that could cause actual results to differ materially from those described in these forward-looking statements. Factors that may cause such a difference include, but are not limited to, those described in the Company's filings with the Securities and Exchange Commission. Ablatherm-HIFU treatment is in clinical trials but not yet FDA approved or marketed in the United States.

     CONTACT:  EDAP TMS S.A.           Halliburton Investor Relations
               Blandine Confort        Matt Kreps
               +33 4 78 26 40 46       972 458 800

SOURCE  EDAP TMS S.A.
    -0-                             12/19/2006
    /CONTACT: Blandine Confort of EDAP TMS S.A., +33-4-78-26-40-46; or Matt Kreps of Halliburton Investor Relations, +1-972-458-8000, for EDAP TMS S.A./
    /Web site:  http://www.edap-tms.com
                http://www.hifu-planet.com /

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date: December 19, 2006


                                                     EDAP TMS S.A.

                                                     /S/ HUGUES DE BANTEL
                                                     ---------------------------
                                                     HUGUES DE BANTEL
                                                     CHIEF EXECUTIVE OFFICER